COMMUNIQUÉ PHENOM 100

São José dos Campos, December 16, 2008 – Embraer informs that during a production test flight at the Company's facility in Gavião Peixoto, Sunday, December 14, a Phenom 100 aircraft went off the runway at low speed, following an otherwise normal landing. There were no injuries to the Embraer crew, but the aircraft sustained damage to the landing gear actuator and wing. Preliminary data indicate an inadequate maintenance task on the aircraft's hydraulic system.